FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 21, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Linda László	Magyar Telekom IR	+36 1 457 6084
Márton Peresztegi	Magyar Telekom IR	+36 1 458 7382
investor.relations@telekom.hu

Magyar Telekom management share purchase notification

Budapest – October 21, 2008 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces the details of share purchase transactions carried out by its senior officers on October 20, 2008.

name	position	number of shares bought	average price	investment service provider	total number of shares held following the transaction
Christopher Mattheisen	CEO and Chairman of the Board of Directors	15,920	HUF 617	Raiffeisen Bank Zrt.	19,041
Éva Somorjai	Chief Human Resources Officer	2,300	HUF 611	Concorde Értékpapír Zrt.	2,300
György Simó	Chief Operating Officer, Alternative Businesses and Corporate Development BU	5,000	HUF 595	Concorde Értékpapír Zrt.	5,000

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitons

Date: October 21, 2008